UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number: 001-36907

Hailiang Education Group Inc.

386, Jiefang Road

Diankou Town, Zhuji

Zhejiang Province, PRC 311814

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hailiang Education Group Inc.

By:	/s/ Ming Wang
Name:	Ming Wang
Title:	Chairman and Chief Executive Officer

Date: June 27, 2016

[Signature Page to Form 6-K]

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

Hailiang Education Announces Changes of Independent Auditor and Financial Reporting Schedule

ZHUJI, China, June 27, 2016 /PRNewswire/ — Hailiang Education Group Inc. (Nasdaq: HLG) (“Hailiang Education” or the “Company”), a provider of private K-12 educational services in China, today announced that its board of directors and the audit committee have approved the appointment of Marcum Bernstein & Pinchuk LLP (“Marcum BP”) as the Company’s new independent auditor for the fiscal year ending June 30, 2016. The appointment of Marcum BP is made as part of the Company’s recent cost management measures. During the two fiscal years ended June 30, 2015 and through June 27, 2016, neither the Company nor anyone on its behalf consulted Marcum BP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by Marcum BP that Marcum BP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event. The Company is working closely with its prior audit firm, KPMG Huazhen LLP (“KPMG”), and Marcum BP to ensure a seamless transition. The Company notes that in its two most recent fiscal years and subsequent interim period preceding the appointment of the new auditor, the Company and KPMG did not have any disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that would have caused KPMG to make reference to the subject matter of the disagreement in connection with its report on the Company’s consolidated financial statements.

In addition, the Company’s board of directors also approved to change the Company’s financial reporting schedule from quarterly to semiannual. The nature of the Company’s business is highly dependent on the school year schedule, which creates significant seasonality to its operating and financial results over different periods of a year. The Company believes that semiannual financial reporting will provide investors with a more accurate picture of its overall performance. After such change, the Company will issue earnings releases and host conference calls for the six-month period ending December 31 and the full-year period ending June 30 after the close of such periods, respectively. Through the implementation of semiannual financial reporting, the Company aims to improve its communication with investors by focusing its resources on those reporting periods, while maintaining rigorous compliance with SEC and Nasdaq disclosure and financial reporting requirements.

Marcum BP is an independent public accounting firm formed in January 2011 as a joint venture between Marcum LLP and Bernstein & Pinchuk LLP. It provides a full range of audit and assurance, tax and transaction advisory services for clients in a variety of industries throughout the world. With offices in New York, Beijing, Shanghai, Guangzhou, Hangzhou and Shenzhen, Marcum BP provides the expertise and support needed to efficiently serve and advise its clients.

About Hailiang Education

Founded in 1995, Hailiang Education operates three centrally managed schools in Zhuji city, Zhejiang province: Hailiang Foreign Language School, Zhuji Private High School and Tianma Experimental School. Hailiang Education Park, the Company’s newest campus in Zhuji city, was opened in September 2015 and represents Hailiang Education’s commitments in delivering comprehensive and high quality educational programs. Hailiang Education offers a variety of educational programs, including basic educational programs and international programs at the kindergarten, primary school, middle school, and high school levels, as well as preparatory courses designed for university-bound students studying for A-levels courses in the United Kingdom and the SAT courses in the United States.

For more information, please visit http://ir.hailiangedu.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s business strategies and initiatives as well as the Company’s business plans; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; trends and competition in the education industry in China; general economic and business conditions in China; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

Mr. Bo Lyu

T: +86 575 8706-9788

ir@hailiangeducation.com

Ms. Emilie Wu

The Piacente Group

T: +86 10 6535-0148

hailiang@tpg-ir.com

Mr. Alan Wang

The Piacente Group

T: +1 212 481-2050

hailiang@tpg-ir.com